distribution to Partners and Limited Partners, or to liquidate the Partnership's investment in one or more Local Partnerships.

The Working Capital and Reserves of the Partnership and reserves of the Local Partnerships may be increased or decreased from time to time by the General Partner and/or the Local General Partners as the case may be in order to meet anticipated costs and expenses and potential losses, and the amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any, that is available for distribution to the Limited Partners may be affected accordingly.

PROFITS, LOSSES AND DISTRIBUTIONS

Allocations of profits, losses and credits and distributions of cash will be made on two separate levels. First, allocations and distributions will be made between the Local General Partner and the Partnership. Second, allocations and distributions so made to the Partnership will be further allocated and distributed between the General Partner and the Limited Partners. The following discussion summarizes the provisions of the Partnership Agreement and the expected provisions of each Local Partnership Agreement in this regard and is qualified in its entirety by reference to the provisions of such agreements. The form of Partnership Agreement is attached to this Prospectus as Exhibit A.

Local Partnership Level

The percentages below assume that the Partnership will acquire a 99% interest in each Local Partnership, and will vary as the percentage interest acquired by the Partnership varies. It is not anticipated that the Partnership will acquire less than a 90% interest in a Local Partnership. In addition, it is anticipated that at least 65% of the Net Proceeds will be invested in Properties in which the Partnership has at least a 95% interest.

1. *Distributions of Operating Cash Flow.* Operating Cash Flow, if any, from each Local Partnership will be distributed with respect to each year 1% to the Local General Partner and 99% to the Partnership.

2. *Sale or Refinancing Proceeds.* Upon the sale or refinancing of a Property, the Local Partnership will be required to repay in full any mortgage or other debt associated with such Property, to pay its costs and expenses incurred in connection with such transaction (and the dissolution of the Local Partnership if the Property has been sold), and to repay any outstanding operating deficit loans made by its Local General Partner and voluntary loans by any partner. If the Local Partnership is not being dissolved, any Sale or Refinancing Proceeds will be distributed first, 99% to the Partnership and 1% to the Local General Partner until the Partnership has received the return of its allocable Gross Proceeds with respect to such Local Partnership, and thereafter 50% to the Partnership and 50% to the Local General Partner. If the Local Partnership is to be dissolved, Sale or Refinancing Proceeds will be required to be distributed to the partners of the Local Partnership in accordance with their capital account balances (after taking into account all allocations of profit and losses). The General Partner will endeavor to negotiate a greater than 50% interest in Sale or Refinancing Proceeds (after the Partnership has received the return of its allocable Gross Proceeds with respect to such Local Partnership) for the Partnership, but such negotiation will be subject to market conditions, type of Property and location of Property. There can be no assurance that the General Partner will be successful in negotiating a greater than 50% interest.

3. *Allocations of Profits, Losses and Credits.* Each Local Partnership Agreement is expected to provide for the allocation of Losses, Profits (other than from a Sale) and any available Credits (including Low-Income Credits and Rehabilitation Credits) 99% to the Partnership and 1% to the Local General Partner. Each Local Partnership Agreement is expected generally to provide for the allocation of any Profits for tax purposes from a Sale first to Partners with negative Capital Account balances in proportion to and to the extent thereof, second to the Partnership to the extent of its

unrecovered gross investment and any remaining Profits for tax purposes from a Sale shall be allocated up to 50% to the Local General Partner and the balance to the Partnership.

Partnership Level

1. *Cash Available for Distributions.* Distributions of Cash Available for Distribution for any year will be made by the Partnership 99% to the Limited Partners and 1% to the General Partner.

2. *Sale or Refinancing Proceeds; Dissolution.* Prior to the dissolution of the Partnership, the net Sale or Refinancing Proceeds will, to the extent that the General Partner determines that such proceeds are available for distribution, be distributed as follows:

(i) to the payment of liabilities of the Partnership then due and owing to Persons other than Partners (including payment of any current or deferred Partnership Administration Fees, but excluding any Additional Administration Fees);

(ii) to the payment of liabilities of the Partnership then due and owing to Partners (including payment of any current or deferred Partnership Management Fees, and Voluntary Loans, if any) and to the payment of current or deferred Additional Administration Fees, pro rata with current or deferred Partnership Management Fees;

(iii) to establish such reserves as the General Partner, in its sole discretion, determines to be reasonably necessary for any contingent or foreseeable liability or obligation of the Partnership; provided, however, that the balance of any such reserve remaining at such time as the General Partner shall reasonably determine shall be distributed as described in clauses (iv) through (vi) below;

(iv) 99% of any balance thereof to the Limited Partners, in an amount equal to their Capital Contributions reduced by prior distributions of Sale or Refinancing Proceeds, and 1% to the General Partner;

(v) to the payment of Disposition Fees, if any; and

(vi) the balance, if any, 90% to the Limited Partners and 10% to the General Partner.

Upon liquidation, after payment of, or reservation for, the debts and obligations of the Partnership, the remaining assets of the Partnership (or the proceeds of sales or other dispositions in liquidation of the assets of the Partnership as may be determined by the General Partner) shall be distributed to the Partners in accordance with their positive Capital Account balances (after taking into account all allocations of Profit and Losses).

3. *Allocation of Profits, Losses and Credits.*

Losses for tax purposes will first be allocated to the Partners in proportion to and to the extent of the Partners' positive Capital Account balances, then 99% to the Limited Partners and 1% to the General Partner.

Profits for tax purposes, other than from a Sale will be allocated 99% to the Limited Partners and 1% to the General Partner. Profits for tax purposes from a Sale of each Property or Local Partnership Interest generally will be allocated, first, to the Partners with negative Capital Account balances in proportion and to the extent thereof, second to the Limited Partners to the extent of their unrecovered capital contributions and then 90% to the Limited Partners and 10% to the General Partner. Special allocations are provided to insure that deductions attributable to nonrecourse debt will be respected for federal income tax purposes.

Low-Income Credits and Rehabilitation Credits shall be allocated 99% to the Limited Partners and 1% to the General Partner. Rehabilitation Credits shall be allocated only to those Partners who were Partners on the day such Rehabilitation Credit became available to the Partnership.

In the event there occurs a recapture of Low-Income Credits and/or Rehabilitation Credits previously allocated to Partners, the responsibility for the recapture of such Low-Income Credits and/or Rehabilitation Credits shall be allocated in accordance with the requirements of the Code and the Regulations.

In addition, the Partnership Agreement provides that the aggregate interests of the General Partner in each Partnership item will be equal to at least 1% of such items, that allocations will be made among Limited Partners in a manner that attempts to equalize the Limited Partners' Capital Account balances following the closing period, and that "qualified income offset" provisions included in Regulations under Section 704(b) of the Code will be satisfied.

FEDERAL INCOME TAX CONSIDERATIONS

Overview

The following discussion attempts generally to describe those portions of the Code that affect an investment in the Partnership by an individual who resides in the United States or is a citizen of the United States. Such discussion is based on the provisions of the Code as now in effect, including amendments made by the 1987 Act, regulations proposed or promulgated thereunder (the "Regulations"), published rulings and judicial decisions, all of which are subject to change (possibly retroactive) at any time. It is possible that any such change could have an adverse impact on the tax consequences of an investment in the Partnership. Furthermore, the following analysis is not a substitute for careful tax planning, since the income tax consequences of an investment in the Partnership are complex, and may not be the same for all taxpayers. Therefore, each prospective Limited Partner should consult with his or her own tax advisor as to his or her particular circumstances in relation to the tax considerations described herein as being pertinent to an investment in the Partnership. No representations are made as to state or local tax consequences resulting from an investment in the Partnership and no assurances are given that any deductions, credits, or other federal income tax advantages described herein will be available to an investor in the Partnership in current or future years.

As noted below, the Properties will be owned by the Local Partnerships, in which the Partnership will own an interest as a limited partner. The discussion that follows generally treats this two-tier structure as if the Partnership and the Local Partnerships were a single partnership, referred to as the "Partnership," and the Partnership's acquisition of interests in Local Partnerships as direct acquisition of Properties, unless the context of the discussion specifically requires a distinction.

Low-Income Credits

The principal tax benefits expected to result from an investment in the Partnership will be derived from Low-Income Credits arising from investments in low-income housing. The Low-Income Credit is discussed under "Low-Income Credits and Rehabilitation Credits."

Opinions to be Rendered

Subject to the discussion below, the Partnership will receive the opinion of Stroock & Stroock & Lavan, counsel to the Partnership ("Counsel") on each Closing Date to the effect that, for federal income tax purposes:

(a) the Partnership will be treated as a partnership for federal income tax purposes and will not be classified as a publicly-traded partnership within the meaning of Sections 7704 or 469 of the Code;

(b) the allocation provisions of the Partnership Agreement will be materially respected;